2001 Annual Report



explore and discover

Orezone Resources Inc.

Location of Orezone's Properties


Gold Discovery
Kantela
Africa
Seguenega
Burkina Faso
Gold Discovery


Quebec
La Grande
Ontario
VIR Project

Mission

Building our critical mass in order to increase liquidity and shareholder value is our focus. Continual growth and momentum form the foundation to attract the attention of investors and partners. Ultimately, we hope to achieve a positive cash flow from our existing projects or effect a take-over. We will continue to have a combination of advanced stage and grassroots projects in both Canada and West Africa. Our exploration efforts will be focused on gold deposits in Africa and for diamonds and based metals in Canada.

Corporate Strategy

Through aggressive acquisition and selective exploration programs we aim to build our critical mass while the market is greatly undervalued. Our strategy is to acquire and explore promising prospects that have the potential to develop rapidly into producing mines. As a result of the current market conditions mining companies are focusing on projects with large tonnage or high grades that effect a low cost production. This direction in exploration is not new to Orezone as it has been our focus for the last few years. Although our gold projects in Burkina Faso form the current basis for share valuations, our Canadian diamond projects may be more in keeping with the current market demands. We will continue to concentrate our efforts in both areas in order to increase our odds of adding immediate shareholder value. In Burkina Faso there is an opportunity to gather many advanced stage assets, which collectively would yield an attractive and highly leveraged portfolio.

West Africa offers relatively unexplored large tracts of land with tremendous precious metal exploration potential. Burkina Faso, Mali and Ghana are the most stable countries in West Africa with similar geology. We feel Burkina Faso could be one of the hottest exploration centres in the next few years as a result of being under-explored compared to these neighbours. Orezone is extremely well positioned to take advantage of this opportunity.

Canada on the other hand has always been attractive to management as it generally offers political stability, familiarity with mining regulations and taxes, and reasonable exploration costs. We will agressively advance our diamond projects and maintain an awareness of the market trends and active areas. Due to the depth of experience of our Advisors, the size of our network, and in the interest of adding value, Orezone will consider all significant drill ready targets in Canada.



Corporate Profile

With a technically oriented management, Orezone benefits from a wealth of diversified mining experience through its Board of Directors and independent Technical Advisory Committee. Both the Board and the Committee are comprised of some of the best known and most highly regarded independent consultants in the industry. Orezone is one of the first junior companies to establish a Technical Advisory Committee that provides internal review of its programs, exploration techniques, financings, acquisitions and results. When it comes to evaluating a property or its exploration results, our approach is realistic and conservative. Management has an aggressive exploration approach with good common sense and a constant eye on costs.

We have a small, very focused and aggressive team of explorationists backed by experienced consultants, contractors, and financiers. This combined with a creative and flexible approach to exploration enhances our chances of continued success. The entire team is seriously committed to building Orezone into a successful mining exploration company. The commitment and the experience of the Management, the Board of Directors and the Technical Advisory Committee provides to its shareholders a comfort level that is exceptional for a junior mining company.

Reflection

We have faced another challenging year due to the depressed gold price, but one where the company has continued to grow. The highlights include further exploration success and continued financial support from several institutions. In West Africa, Intiédougou and the adjacent Bondigui property continue to exhibit the potential to host a world class gold deposit. Our Kerboulé project beside the Resolute/BHP Belahouro property did not received much attention this year, however, the two projects combined have the potential to be the most significant oxide resource in Burkina Faso.

We have continued to consolidate and promote our position as a serious gold exploration company focused on Burkina Faso in West Africa. We have had some success exploring the Kantela Property adjacent to the Sadiola mine in Mali. Although potential is limited to host a large deposit, this project may quickly yield a small gold in oxide resource that could be purchased by the Sadiola mine and provide Orezone with some near term cash flow.

In Canada, we have been quietly acquiring and exploring diamond projects in Quebec and Northern Ontario. These projects have not received much attention to date and promise to add significant shareholder value in the next year. We have been farming out several projects beside Majescor's Wemindji property and Ashton's Otish Mountain project in Quebec. Orezone has also been earning-in to the WR Project, a significant property in Northern Ontario and we have brought BHP Billiton Diamonds in to fund the soil sampling. Our previous results include a G10 garnet, several G9 garnets and a diamond inclusion chromite. Recent results are confirming previous results and this property can be quickly advanced with airborne and ground geophysics to define drill targets at the head of the mineral trains. Drilling is anticipated within the first two quarters of next year.

For the fiscal year ending December 31, 2001, the company spent a total of $909,537 on exploration. During the year the company raised $210,000 by way of private placement. The financing resulted in a total issuance of 1,750,000 common shares and 175,000 share purchase warrants. As of December 31, 2000 our working capital was $168,370. Over the past twelve months, the company received $616,320 from one of its partners.

We have maintained our strategy to control the exploration and management of our properties and joint ventures. Our projects have generated great interest from other companies and we have proven our ability as qualified and efficient operators in this environment. We have completed several joint ventures that have enabled us to increase our exposure and to maintain our exploration activity with little dilution. We have optioned into several projects that may provide near term results and increase our critical mass. These should attract further attention from the majors and investors. The current market situation still provides one of the greatest opportunities to acquire great projects.

Although our share value is low, we are comparable to those also focused primarily on gold exploration. We have not received any credit for our Canadian diamond projects. Building on our exploration successes, we have pursued a policy of promoting Orezone as an aggressive consolidator in West Africa and are making significant advances in this strategy. There are very few players left in this area which remains as one of the top five areas in the World for hosting large low-cost gold deposits. Our efforts in the past year allow Orezone to be well positioned for any positive changes in the market and to conclude several acquisitions in this area. We will continue to strive for increased liquidity and trading volume, however, much of this will depend on the market, interest in our new acquisitions, new alliances and continued exploration success. We shall persist in these areas and appreciate your continued support.

Continued Exploration Success in Burkina Faso

The Intiédougou property and our recently acquired Seguenega property in Burkina Faso are our most advanced projects. They both exhibit the potential to host a world class deposit. Courtesy of our joint venture with Delta Gold of Australia on Intiedougou, we discovered a new high grade zone

at Pelsou (20m @ 11.5 g Au/t and 10m @ 20.0 g Au/t) that remains open. We have also outlined a 4km gold in soil anomaly south of Intiedougou on Bondigui. This drill ready target resembles the Damang mine in Ghana.

The zones continue to reveal near surface resources with either exceptionally large widths or lower grades or very high grades and narrower widths. Our goal is to define a low-cost, pitable gold resource in this area but we may also define an associated high-grade narrow ore body. Infrastructure here is better than average for West Africa including hydroelectric power, paved roads and a year round water supply. We believe we have only "touched the tip of the iceberg" and that a major drill program is warranted to realise the full potential of the Intiedougou group of properties.

At Kerboulé in Northern Burkina, previous drilling has outlined an inferred oxide resource of over 200,000 ounces at 1.3 g Au/t in a wide quartz stockwork zone. This zone represents only 200 m of a very extensive mineralized corridor that continues several kilometres to the north and over 20 km to the south where the Resolute/BHP Inata zone is located (600,000 ounces at 3.0 g Au/t). Surface exploration along this corridor to the north has identified several wide zones of stockwork that exhibit similar grades to those in the drilled resource. We remain very enthusiastic to continue drilling this trend and to form a relationship with Resolute/BHP to the south.

The Focus for 2002

We have great confidence in our properties, our partnerships and our team. We shall form alliances with other partners that will bring the required funds for drilling and allow us to operate the programs. Even though the mining sector seems to be showing some signs of life, we shall proceed cautiously with the funds that we have. We will maintain our low overhead and focus on exploring our key targets as efficiently as possible. This is an attribute of our management style that continues to draw warm reviews from shareholders, analysts and mining companies for achieving so much on a limited budget.

We are fortunate to have been active in Canadian diamond exploration over the last two years and have tremendous in-house diamond expertise through our board and advisory committee. Should this sector continue to be at the forefront of the resurgence in the mining market, Orezone is well positioned in Ontario and Quebec to add significant shareholder value.

We have a moderate budget with which we will add value to our projects in order to attract a joint venture partner both in Canada and West Africa. Several well regarded companies continue to express an interest in Orezone's projects with the intent of forming joint ventures and strategic alliances. We shall pursue the opportunities that allow us to focus on our best projects, increase our chances of success, minimise our capital dilution, and reduce our expenditures. Where possible, we will endeavour to be both the operator and majority owner of each property. With this strategy, we shall continue to investigate other acquisitions in this area that will lend themselves to partners and build our critical mass. As the market strengthens, we intend to be well positioned among both the gold and diamond exploration companies. There are very few companies that can offer real upside in both sectors at the same time. With this aggressive growth strategy, we may very well become a take-over target.

I would like to thank you, our shareholders, for your support and patience throughout a challenging year. I remain indebted to our consultants, employees, Board of Directors and Advisory Committee for their diligent efforts, loyalty and wisdom. I am very optimistic for continued success as we strive to build our critical mass in order to attract the attention of majors and investors. We shall endeavour to add shareholder value by building on our solid foundation of experienced people, outstanding properties and valuable partnerships.

February 15, 2002

Ron Little

President & CEO

Gold Targets

Burkina Faso, West Africa

SEGUENEGA PROPERTY

Seguenega is a 155 km² property located in the northwest part of Burkina Faso, West Africa. The property is located 200 km due north of Ouagadougou, the capital of Burkina Faso. The Seguenega property is accessed by a paved 2 lane road north from Ouagadougou to Ouahigouya for approximately 250 km, and then a 2 lane gravel road extends east from Ouahigouya for approximately 100 kilometres to the town of Seguenega in the northeast part of the concession. Orezone Resources has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR. The Government of Burkina Faso has a 10% carried interest.



Some exploration was performed on Seguenega by Mutual Resources (Repadre) between 1998 and 1999. The work consisted of mapping, trenching, soil geochemistry, airborne MAG/Radiometrics, Induced Polarization survey and 6517 metres of reverse circulation drilling. Mutual's work focused on the known artisanal fields and were successful at identifying economic grade intersections at Gambo 1 and 2, Tiba and Bakou. However, most of the work was concentrated on Gambo 2, where the better intersections have been found. Most of the gold found is associated with quartz veins (typically blue quartz) within a mafic volcanic host.

An agreement was signed between Repadre and Placer Dome in September of 2000, giving Placer an option to acquire the property by spending a total of US 3.8M$ over 4 years. Work performed by Placer included a photogeology interpretation map, aeromagnetic and radiometric interpretation, limited soil sampling, IP over selected areas, a RAB drilling program and RC drilling. The RAB program consisted of 623 holes for 14068 meters of drilling in the Tiba, Bakou, Gambo, and Kemen se areas. An RC drill program was also completed in the Gambo, Tiba and Kybelga areas. The results of these programs identified anomalies in the Gambo, Bakou, and Tiba areas. The best assays from the RC program where 2.12 g/t over 4 meters and 3.6 g/t over 24 meters (Bakou), 15.96 g/t over 8 meters, 1.02 g/t over 54 meters, 12.27 g/t over 25 meters (Gambo); 9.03 g/t over 4.0 meters, 1.22 g/t over 1.0 meters (Tiba). Results from the RAB drilling include 9.44 gAu/t over 4 metres 3.1 gAu/t over 4 metres from Tiba and 6.3 gAu/t over 4 metres, 4.9 gAu/t over 4 metres and 3.1 gAu/t over 8 metres from Bakou-Gambo. Placer handed the property back to Repadre in 2001 after having spent close to CDN$1 million.

The supracrustal rocks of the Seguenega concession are part of the Proterozoic Birimian Supergroup (age 2.2 to 2.0 Ga). The Birimian is generally subdivided into Lower and Upper sequences, with the Lower sequence comprising wackes, argillites, some volcaniclastic rocks and the Upper sequence comprising basalts and interflow sedimentary rocks. Younger Tarkwaian medium to coarse grained sedimentary rocks unconformably overlie the Birimian rocks. The specific units found on the property include argillites, shales, and wackes with minor volcanic sequences. Tonalitic intrusives are abundant. The Seguenega property is host to many gold occurrences, usually developed by local artisanal miners. Gold is typically associated with shear related quartz veins and stringers within mafic volcanic and sedimentary sequences. The majority of the gold showings are related to contacts and/or major structures.

Orezone plans to follow up some of the higher grade anomalies that Placer had intersected in their last program. Although no resource estimates have been produced, the company believes that the Tiba, Bakou and Konkalga targets all represent areas with excellent potential to host a gold deposit.

INTIÉDOUGOU PROPERTY

The 500 km^2 Intiédougou property is located in Southwest Burkina Faso, West Africa. Orezone acquired the property in 1996 and now owns 100%. A total of CDN $2,023,392 has been spent on the project.

Two phases of RC drilling were accomplished during the 1996-1997 season. The 1997-98 season work was started by an airborne magnetic/radiometric survey covering the entire property. A first diamond drilling program, in December 1997, confirmed the presence of a major and well mineralized syenite intrusive rock which is now designated the A Zone. A 20 line kilometre ground geophysical (magnetic/IP) survey was performed on the detailed sampling grid of A/B zones in January 1998. The syenite unit exhibits low magnetic susceptibility and high induced polarization (IP) chargeability signatures. A second drilling program in 1998 comprising near surface reverse circulation (RC) drilling and deeper diamond drilling was designed to test the shape and extent of the A Zone as well as test a new soil anomaly, the B Zone. Through a regional soil geochem program performed in May and June 1998 the C Zone was discovered 1.5 km north of the A Zone. The C Zone was trenched and showed visible gold and grades up to 20 g Au/t in fractured, metasomatised and silicified rocks related to the intrusion of a felsic dike into the andesitic country rocks.

The 1998-1999 exploration activity started with a soil survey around the C Zone area. 78 RC holes spread on 22 sections allowed the investigation of the new anomalies, the C Zone and its extensions. A 3000m 340 hole RAB program was completed on the prospective Pekson Zone on the Pekpérine river basin area where high anomalous values were returned. Chip samples from drill holes in this area indicate mineralized quartz veins found in a sequence mostly composed of granite with some syenite covering an open area of 200m by 1 km.

A detailed regional soil sampling program on the Intiédougou fault trend near the northern border of the permit was rendered necessary after a discovery of gold quartz veins was made in 1999 by nomadic orpailleurs. Artisanal miners are presently mining the Gogoba quartz vein field, consisted of up to 15 individual veins with widths of 1 to 3 metres and lengths of 100 to 300 metres. Values of up to 100 g Au/t were returned from the veins. Regional geological mapping was performed in February 1999.


ATTENTION

The 1999-2000 exploration program investigated the Pekson anomaly with RC drilling. Funded by JV partner, Delta Gold Limited of Australia, a 26 hole RC program was designed to follow up a previous intersection of 10m at 19.1 gAu/t at the Pekson Zone (hole IRC00-05) as well as the C Zone, 500m to the south. Several holes were drilled at right angles to hole 05 in order to test the orientation and continuation of the mineralized zone. These include hole IRC01-01 with 12m at 9.7 gAu/t immediately below hole 05, and hole IRC01-19 with 22m at 11.4 gAu/t, located 25m to the east. Hole 19 was stopped in the zone (at 44m), upon hitting the water table. The end of the hole assayed 9.0 gAu/t.

The recent drilling suggests that the Pekson Zone is an altered contact between volcanic and intrusive rocks that generally trends east west with a steep dip. More drilling is required to further delineate the size and nature of the zone.

The southeastern portion of the property was the recipient of a large regional soil sampling program. This area contains the same magnetic signature, structural and lithological regimes as the A and B zones.

KERBOULÉ PROPERTY

The 500 km^2 Ouairé Kerboulé property is located in the northern area of Burkina Faso near the Mali border and approximately 250 km north of the capital city, Ouagadougou. The property lies within the Birimian aged (2.4 to 2.1 billion years) Djibo

Greenstone Belt composed of a north-south trending sequence of mafic to felsic volcanics and argillaceous sediments. The local geology indicates mostly volcano-sedimentary and volcaniclastic rocks on the Kerboulé permit. The property is partly covered by aeolian sand or lateritic cuirasse. Younger Phanerozoic sediments (dolomites, conglomerates and wackes) overlie the northern third of the property. Orezone Resource Inc. acquired the Kerboulé exploration permit, in April 1997, and now has a 75% interest in the property. The local Burkinabe businessman must now contribute to the exploration programs or be diluted to a 3% NSR. The company has spent CDN$1,037,536 on the project to date.

There are two major structural breaks observed on the Kerboulé property. The first, the Inata shear zone is a northeast trending shear zone that is part of the northeast portion of the major shear zone that transects the Djibo greenstone belt. The Inata gold prospect, found along this main shear, is the premier gold zone for the Resolute BHP Joint Venture and is located approximately 25 kilometres south-southwest of the Kerboulé showings also found near this shear system. The second, the Souma shear zone, crosses the river of the same name near the eastern edge of the property. The Souma shear zone contains several gold prospects, including the Souma prospect, found approximately 25 kilometres southeast of the Ouairé Kerboulé permit.



The first phase exploration program on the Kerboulé property found encouraging results from three of the six orpaillage sites. The Kerboulé (4.97 gAu/t grab and 0.5 gAu/t over 49m), Yaléma (17.2 gAu/t grab) and South Kerboulé (7.8 gAu/t grab, 1.02 gAu/t over 42m), which form a mineralized north south corridor within the central portion of the permit. The second phase program consisted of acquisition of Satellite Radar Imagery, Landsat Satellite Imagery, Air Photo Imagery and Airborne Magnetics. That phase looked at the broad geological and structural regimes that play a role in the gold mineralizing events on the Kerboulé property.

The third phase exploration program was conducted between the months of November and December 1998 and February to July 1999. A total of 4870 termite and soil samples were collected over the property. A detailed grid was set around the Kerboulé South to Yaléma corridor while the remainder was surveyed at a regional 200m by 200m scale or at 200m by 1km scale. Two trenches, each measuring 100 metres in length, were excavated on the South Kerboulé site, with 51 samples collected. 7860 metres of RC drilling and 700m of RAB drilling was implemented to investigate the gold anomalies identified during the Termite/soil sampling and to test the dip and strike continuity of the three orpaillage sites (South Kerboulé, Kerboulé and North Kerboulé). A total of 3930 samples were taken from 106 RC drill holes and 340 samples were taken from 21 RAB holes. Drill hole RCK99-04 intersected 1.5 gAu/t over 130m, which included 3.2 gAu/t over 30m and Hole RCK99-58, which returned 56m of 2.5 gAu/t material.

BONDIGUI PROPERTY

The 512 km^2 Bondigui Permit is located in the Houndé greenstone belt in southwestern Burkina Faso, West Africa. It lies directly south of the Intiédougou property where the company has discovered several gold bearing zones. The Company is earning 60% by spending US$600,000 over 3 years. An amendment signed May 31, 2001 allows Orezone to bring in a third party to earn a majority interest in the property. There is also an outstanding offer of 100,000,000 Cfa (US$150,000) to purchase the property outright from the Burkinabe title-holder until June 2002. The company has spent CDN$219,820 on the property to date.

An exploration program was initiated in 1999 with a high resolution aeromagnetic survey over the property. This allowed Orezone to prioritize the regional scale soil sampling to those areas that are similar to the mineralization at Intiédougou. A 1355 soil sampling program was performed over two

high priority areas. The Northern block was surveyed at 200 metre centres while the southern block was surveyed at 500 metre centres. Results of this soil program indicate an anomalous corridor along the contact of the Eastern Volcanic Domain and the Tarkwa Sedimentary Basin. Several ancient orpaillage sites were discovered in the process and the Ouan Site in the south east region of the permit represents an excellent target for future work.

Exploration in 2000 and 2001 saw the central portion of the permit covered with soil geochemistry at 500m X 200m centres and two distinct gold in soil targets emerged. Target area 1 lies on the contact of the Tarkwa sedimentary basin and the magnetic andesites typical in the Intiedougou A zone region. The anomaly covers 1.8km in length by 1km in width, defined by several samples above 1.0 gAu/t. Target area 2 lies on the apex of the curve where the andesites and sediments fold around the late stage Bondigui Stock. The anomaly here is 4 km long and 2 km wide. Ground sampling has returned mineralized grab samples up to 3.5 gAu/t.

SEBEDOUGOU PROPERTY

The 482 km² Sebedougou property is located immediately north of Orezone Resources' Intiédougou property in southwest Burkina Faso, West Africa and 300 kilometres west of the capital city of Ouagadougou. The permit is held by Coronation International Mining Corporation with Orezone earning a 60% interest by spending US $600,000 in exploration over 3 years. Orezone has spent CDN $301,555 to date on the Sebedougou property. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting.

The first phase exploration program on the Sebedougou property has focussed on this eastern area of the belt. A regional geological mapping and sampling program was performed in February 1999, followed by an airborne magnetic survey in March 1999. A 100 metre by 100 metre, 1583 sample soil geochemistry survey was performed in May of 1999 and a 42 hole, 1600 metre RC drill program was completed by the middle of June 1999.

Results from the soil geochemistry program defined three anomalous areas with significant values up to 4671 ppb. The Hill Zone was investigated by a series of five drill fences to test the two kilometre long anomaly. Hole RCS99-07 intersected 2.12 g Au/t over 24m including 3.76 g Au/t over 10m from a quartz vein system. Other significant mineralization was intersected along the strike of the anomalous zone from carbonatized and sulfidized andesites with quartz veins in holes RCS99-18, 19, 26, 27, 32 and 33.



The 2000-2001 exploration program saw continued soil geochem sampling to investigate the most northern extension of the Intiedougou Fault Zone within the Sebedougou property. Two target areas emerged that will warrant further work. Target #1 straddles the eastern contact of the Tarkwa metasedimentary basin in contact with metavolcanics of the eastern metavolcanic domain and is interpreted to be the northern extension of the Intiedougou fault zone. Target #2 straddles the western contact of the same Tarkwa metasedimentary basin in contact with metavolcanics of the western metavolcanic domain. Both anomalies are in the order of 4 km by 2 km as defined by a 20ppb Au in soil contour.

Mali, West Africa

KANTELA PROPERTY

Kantela prospect is currently in the form of "Research Permit "awarded to Ambogo Consulting. In this form the tenure is secured for a period of three years from time of issue, until June 6, 2004. Kantela prospect area occupies 48km² and is located 12 km south of the Sadiola Mine and 85 km south of Kayes in northwest Mali, West Africa. Access roads are good due to the proximity of the Sadiola Gold Mine.

On January 17, 2001 the property was optioned to Orezone Resources Inc. Orezone can earn 51% in the property by spending CDN$500,000 and issuing

CDN$65,000 in cash payments over 3 years. Orezone has spent CDN$180,000 to date.

The regional geology consists of two Birimian formations: the Koffi formation is mainly sedimentary and the Sabousire formation is volcanic dominated. The Senegal-Mali Fault Zone separates the two formations. To the east these Birimian formations are unconformably overlain by the flat lying Upper Proterozoic clastics dominated sandstone of Souroukoto Group. Numerous gold showings and deposits (e.g.: Sadiola, Yatela, Kantela, Dinguilou) occur along the N- to NE-trending structures, which are the splays of the Senegal-Mali fault.

Orezone has recently funded two programs on the Kantela prospect. The first to verify previously outlined soil and anthill gold anomalies, and anomalies identified following re-assessment of multi-element data from previous work performed by Sadex (Anglo-IAMGold JV) in the area. The second consisted of a RAB drilling program to investigate these anomalies.



The first program was executed by the Programme Pour le Developpement des Resources Minerales (PDRM) of Mali, included pitting, coupled with anthill and rock sampling. The field program was conducted between April 27 and June 2, 2001. A total of 209 pits were dug for a total of 460 m and 536 samples.

Ant (termite) hills were sampled where the lateritic cuirasse was too hard to dig at variable spacing according to their availability. 182 anthill samples were completed. 14 rock samples were collected on the outcrops identified during the previous regolith mapping. Gold values range from 5 ppb to 1217 ppb in the pit samples; 5 to 2076 ppb in anthill samples; 5 to 48 460 ppb in the rock samples.

Three target areas emerged from this program. Target area 1 or the Main Zone is located in the centre of the property adjacent and east of Sadex diamond drill hole KN_08, which returned 9 gAu/t over 2.6m. Further drilling in 2001 returned wide low grade mineralization in the main zone, with a centre core of 1.2 gAu/t over 20m. Target area 2 is known as the breccia zone, which appears to strike NW (N140 degrees). Two rock samples taken 75 m apart on this breccia zone returned average gold values of 1.54 gAu/t and 48.5 gAu/t. Recent drilling in 2001 returned high grade values from several holes including: 9.8 gAu/t over 12m in Hole KRAB-03 and 2.2 gAu/t over 12m in KRAB-06. Target area 3 or the West Zone was defined from ancient mined workings and recent anthill samples greater than 500 ppb. The recent drill program included 1.8 g/t Au over 9 m from 40-49m at the end of hole KRAB-30.

Quebec, Canada

LA GRANDE PROPERTY

The La Grande Project consists of the La Grande East block, which encloses 13 cells for 604.7 hectares. The property is situated 95 kilometres southeast of Radisson, in the James Bay area of Northern Quebec. La Grande East is adjacent to the LG-2 reservoir and is in close proximity to the LG-3 airport. There is an all weather road from Radisson to the LG-3 Dam that passes through the La Grande East property. The LG-3 airport lies 2 kilometres to the southeast of the property. A powerline bisects the property and allows access by all terrain vehicles. Orezone Resources has completed its earn-in option on the La Grande East Permit from Virginia Gold Mines (VIA-TSE), who retains a 1% NSR, by spending CDN$100,000 over 3 years. To date, Orezone has spent CDN $239,800 on the La Grande Project.

Previous work in the area included S.E.S. Mining Group who explored the area in the 1970's for uranium. Government geologists mapped and sampled the area before the reservoir flooding took place in the late 70's. Virginia Gold Mines has explored the area since 1994, with till sampling, lake bottom sediment sampling, trenching and diamond drilling. Sampling of mineralized schist returned a grab sample assay of 18.5 g/t Au. Drilling on Zone 32 has indicated mineralized tonalite with assay of 9.69g Au/t over 25 m and 2.7

g Au/t over 57m. Virginia has reported 6.5Mt @ 1.5 g/t Au and 0.2 % Cu for 320 000 ounces gold at their La Grande South deposit.

The La Grande Project is located within the La Grande Greenstone Belt of the Superior Province. The Archean rocks are typically meta-volcanics with some meta-sediments. Proterozoic Sakami sediments overlie a portion of the area. The vast majority of the greenstone belt is basaltic flows striking from NE-SW to E-W. There is evidence of ultramafics, ash tuffs, felsic flows, as well as intercalated meta-sedimentary units. A regional airborne magnetic survey indicates extensive iron formations across the belt and in particular within a portion of the La Grande East property. Metamorphic grade is from upper greenschist to amphibolitic. The Sakami Proterozoic sediments are made up of sandstone, arkose, mudstone, siltstone and conglomerate.

The company started work on the area in 1996 with reconnaissance mapping and sampling, ground magnetics and EM. A trenching, sampling and detailed mapping program was completed in 1997. The program uncovered two gold mineralized shear zones within a gabbro, with values of 11.1g Au/t over 0.35m and 5.28g Au/t over 1.95 m in cut channel samples. A subsequent IP survey in 1998 indicated along strike extensions of these showings as well as parallel and cross cutting anomalies. The next phase of exploration will follow up the IP Survey with geological and geochemical ground truthing and diamond drilling. A budget of $125,000 is proposed.

Diamond Targets

Ontario, Canada

WR PROPERTY

The WR property presently consists of 42 claim blocks totalling 555 units for 89 km^2 in Hillmer, McKnight, Burritt, Haney and Boyle Townships, located in the Porcupine Mining Division, 55 km northwest of Kapuskasing Ontario, Canada. No previous work has been completed within the claim blocks. Northern Shield Resources (a private company) holds 100% interest in these claims with Orezone Resources Inc having the right to earn a 50% option in the property incurring exploration expenditures of CDN $500,000 by February 15th, 2003. Orezone has spent CDN$87,000 to date on the WR project.



Access is excellent, primarily via logging roads from Highway 11. Some helicopter or floatplane use is necessary to access some of the more remote areas on the claims. The WR property lies on intersecting 330° and 060° structural trends considered as important for the emplacement of kimberlite intrusions in Ontario. The corridor was identified from geophysics, satellite images and aerial photographs. The property is hosted in the Quetico subprovince, which is dominated by amphibolite facies metasediments with subordinate granitic intrusions. In January 2001, Northern Shield conducted a small-scale sediment sampling program in the WR area to confirm the structural intersection as being a potential host for kimberlitic intrusions. The samples were sent to ODM in Ottawa for KIM processing. All of the pyrope garnets and some of the oxides (chromites and ilmenites) were later sent for microprobe analysis at either the Ontario Geoscience Centre or at Carleton University in Ottawa, Ontario to confirm their chemistry. The results showed moderate Kimberlite Mineral Indicator (KIM) anomalies that warranted further

sampling, which was then conducted by Northern Shield throughout the spring and summer of 2001.

Results from the April 2001 OGS regional sampling program in northern Ontario highlighted the Waxatike area (McKnight-Weichel Townships) as being the most anomalous of the entire survey (OGS Open File Report 6044). Numerous samples taken from the WR area were highly anomalous in kimberlite indicator minerals (KIMs). KIMs in these samples include G10 pyrope garnets, diamond-inclusion chromites, magnesium-ilmenites, G9 pyrope garnets and chromium diopside.

The Company has taken 31 samples in the area, as part of the earn-in with several well-defined KIM trails identified. One of the KIM trails appears to end at a circular lake, which has been interpreted as a potential target for kimberlite emplacement

Quebec, Canada

WEMINDJI PROPERTY

Orezone Resources owns 100% of the Wemindji Group of claims, with Patrician Diamonds Ltd. (PXC-CDNX) earning 50% by issuing 400,000 shares, and then earning to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary. The property lies adjacent to Majescor Resources Inc.'s (MAJ-CDNX) Wemindji Project, where recent drilling has uncovered kimberlite in bedrock. The Wemindji Group claims cover 165 cells in two claim blocks for 8324.2 hectares. The Wemindji Claims are situated on the east side of James Bay, and west of Highway #109 from Mattagami to Radisson. The village of Wemindji is approximately 30km to the south west of Block A. An all weather road from highway #109 to the village of Wemindji comes within 8 kilometres of both Blocks A and B. The town of Radisson, approximately 100 kilometres to the north, is a major supply base for the region and has helicopter, and regional airline support.





The claims lie in an area of thick Archean craton characterized by gneissic sediments, granite, granodiorite and tonalite lithologies.

Wemindji Group Blocks A and B represent an early grass-roots stage exploration opportunity for kimberlite diamonds. Block A has had previous exploration work in the form of till sampling, and results show kimberlite indicator minerals are present as chromites with one diamond inclusion chromite present. A proposed two-phase exploration program at Wemindji includes additional till sampling to confirm and follow up previous results, and, airborne magnetic and electromagnetic surveys in order to define possible kimberlitic signatures. A budget of $155,000 is proposed for the Wemindji Group.



Board of Directors:

Ronald N. Little – President and CEO

Ron is a Professional Engineer. He has been President and Director of the Corporation since 1995. Formally, he acted as Vice-President - Operations of the Corporation. Ron has more than eighteen years experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included some international operations. He has a very dynamic background of both geology and mining engineering, acting previously as Exploration Manager, Chief Mine Geologist, Assistant Mine Superintendent and Assistant Mine Manager. Ron is focused on building Orezone into a gold producer.

Bob Mason – Executive V.P.

Bob is President of Mason Exploration Associates Ltd., Kingston, Ontario. He was Director of the Graduate Program in Mineral Exploration at Queen's University from 1982 to 1996 and at Rhodes University in South Africa from 1977 to 1981. His expertise in mineral exploration extends over 35 years in Africa and Canada. Bob has a track record of exploration success by providing professional advice to several majors as an independent consultant for project evaluation and exploration proposals. He has become a recognized authority for gold mineralization in Archean and Proterozoic environments. Bob, as Executive Vice President for Orezone devotes considerable time and energy advising on geological and corporate decisions as well as in the promotion of its exploration efforts. Bob has been a director of Orezone since 1996.

John Paterson – Director

John is a Professional Mining Engineer and president of Lapaladan Corporation. John spent 10 years as president of Geomaque Explorations Ltd. and the previous nine years working for Cardinal River Coals, Crow's Nest Resources and Teck Corporation. He also worked for five years as an independent consultant and as an associate of Roscoe Postle Associates where he was involved in feasibility studies, economic evaluations and project management on numerous domestic and international mining projects. John provides corporate advice as well as important introductions to brokers, advisors and analysts. John has been a director of the company since 1997.

Michael Halvorson – Director

Michael is President of Halcorp Capital Ltd., a private investment firm, and has a strong background in corporate finance and investor relations. He has been a director of Gentry Resources Ltd. since 1994, a director of Viceroy Resources Corp. since 1996, a director of Western Copper Holdings Limited since 1997 and director of Pacific Sapphire Company since 1998. Michael is well known in the mining community especially with brokers, analysts and newsletter writers. He has been involved with financing and promoting junior companies for the last 20 years and provides Orezone with a wealth of contacts. Michael has been a director of Orezone since 1999.

Orezone Advisory Committee

Karl J.C. Harries QC

Karl is a lawyer and mining engineer. He retired as a partner of the Toronto law firm of Fasken Campbell Godfrey in 1992 and remains as Counsel to that firm. Throughout his career his practice has focused on mining matters ranging from property acquisition and exploration to development and operational concerns and agreements. He is now semi-retired but continues his practice in Gananoque, Ontario. Karl had been a director of the company from 1996 and has just recently stepped over to the advisory committee.

Don Worth

Don is a Professional Mining Engineer who has been Vice President of Mining for CIBC for more than twenty years. He has held many high profile positions including the President of the Canadian Mining and Metallurgy Institute in 1999. He is undoubtedly one the best known and one of the most highly regarded mining individuals in Canada. He is an expert in debt financing as related to mining operations. As an Advisor, he provides Orezone with a wealth of contacts in the industry and qualifies the company's focus to become a producer. Don has been an advisor to Orezone since 1996.

Robert Whittall

Robert was appointed Chief Financial Officer of the corporation in July 2000. In November of 2001 Robert stepped down from the position but still resides on the advisory committee. Robert is a professional engineer and a chartered accountant with over 20 years of experience in the mining industry primarily in financial management of public mining companies. He is currently working for TVX in Toronto, a mid-tier producer. Robert provides advice on corporate structure and internal financial auditing of the Orezone's operations on a quarterly basis.

Bill Cavalluzzo

Bill has acted in senior roles of IR and corporate development for more than 20 years to such companies as Lac Minerals, Barrick Gold, Pangea Goldfields, Tiomin Resources and most recently Rubicon Minerals. Through his wealth of contacts he arranges meetings for Orezone with respect to financings, joint ventures and acquisitions. Bill is most respected for his ability in monitoring the market conditions in order to adapt the corporate objectives. He is a creative and aggressive promoter of company assets and their people.

Kevin Bullock

Kevin is a mining engineer with over 15 years experience in West Africa and Canada. Kevin is now with Foxpoint Resources as Project Manager. Kevin acted as mining engineer for IAM Gold during the development of the Sadiola Mine in Mali. He has spent several years in Ghana investigating property acquisitions for IAMGold and others. He is very astute in property evaluation, operations and performance. He has been advising Orezone in regards to property acquisitions in West Africa since 2000. Because of his dynamic personality and experience Kevin also provides Orezone with marketing and financial contacts.

Ed Neczkar

Ed is a Professional Geological Engineer with Watts Griffiths and McOuat in Toronto. He has over 35 years of mining experience of which at least 20 have been with WGM. He is one of the core consultants for this highly regarded group and is best known for his abilities in property evaluation and ore reserve estimations. He has vast experience in West Africa. Due to his track record, and his conservative nature, he is usually involved in the higher profile feasibility studies, financings, and M&A situations for both junior and major mining companies. Ed provides Orezone with insight in acquisitions as well as a watchful eye over internal resource estimates and exploration programs.

Dr. Herb Helmstaedt

Dr Helmstaedt is the current Head of Department for Geological Sciences at Queen's University in Kingston, Ontario. He is a well-known structural geologist who specializes in the application of structural geology to mineral deposit studies. He has delivered many papers on both gold and diamond mineralization in Archean terrains over the past 25 years. He also consults for both major and junior companies as well as for government agencies. Dr. Helmstaedt has been providing technical advice to the corporation since 1998.

Chris Gleeson

Chris has his Ph.D. in geochemistry and over 30 years experience as a geologist. He is well known in Canada for his work both in Canada and abroad. He has spent much of the last 10 years in West Africa and was one of the main reasons for Orezone going to Burkina Faso. He recommended the Intiédougou Property to Orezone and has since added tremendous input into all or our surveys and analytical work. Chris has been on the advisory committee since its inception in 1996.

Ian Chisholm

Ian has over 30 years of experience working for major companies, including a long term with Cominco. He is an individual who has visited scores of properties, yet retains intimate knowledge of each one. He is well known by many of the senior executives in the North American and South African mining companies, which has opened many doors for Orezone. Now as a consultant, he has a very sharp eye for feasibility studies and ore reserve estimation. He has also spent many years investigating, researching and visiting base metal and PGE projects. This provides Orezone with diversified thinking.

Management Discussion and Analysis

During the year the Company reported a net loss of $1,066,343 ($0.05 per share) compared to a net loss of $350,829 ($0.02 per share) for the year ended December 31, 2000. Administration costs for the year were $193,788 compared to $ 343,464 for the year ended 2000. These expenses are down significantly as a result of reductions to promotion related expenditures including reporting.

The Company spent a total of $909,537 directly on exploration as compared to $871,008 in 2000. Joint venture partner Delta Gold reimbursed the Company a total of $616,320 in 2001 for exploration expenditures on the Intiedougou property in Burkina Faso. As of December 31, , 2001 our working capital was $ 100,875 (current assets less current liabilities) as compared to $522,475 in 2000. During the year, the Company raised $210,000 through the issuance of 1,750,000 common shares (as per Note 5). Furthermore, an amount of $691,209 was written off the books in 2001 in order to offset the cost of abandoning 3 properties as compared to a write down of $10,876 in 2000 for 1 property. $50,000 in advance royalty payments were also written down in the current year.

The Company will focus its continued gold exploration activities primarily in Burkina Faso, with funds from the treasury. The Company will be required to raise additional funds in the next year to fund its planned work programs and offset the cost of its operating budget. Management will aggressively pursue possible partnerships and alternate sources of funds in order to minimize the costs and risks of the exploration activities.

The company's management is responsible for the preparation of the financial statements as well as the integrity and objectivity of the information contained in this annual report. The financial statements were audited by Raymond Chabot Grant Thornton, our independent auditors, in accordance with Canadian generally accepted auditing standards and include examination on a test basis and other procedures that permit them to express an opinion on the financial statements prepared by the management.

The Board of Directors and it's audit committee have reviewed in detail the financial statements with management and the independent auditors and discussed the results before their submission to the Board of Directors for approval. The independent auditors were given unlimited access to the audit committee.

* Unless indicated funds are in Canadian Dollars

Auditors' Report

To the Shareholders of Orezone Resources Inc.

We have audited the balance sheets of Orezone Resources Inc. as at December 31, 2001 and 2000 and the statements of earnings and deficit, deferred exploration and development expenses and changes in cash flows for of the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton

April 19, 2002

Earnings and Deficit
Years ended December 31, 2001 and 2000

	2001	2000
	$	$
Interest revenue and other	16,554	3,511
Administrative expenses		
Management and consulting fees	97,840	82,243
Travelling and promotion	15,443	21,235
Rental expenses	10,869	30,000
Reports to shareholders	8,208	11,687
Conferences and subscriptions	2,164	15,962
Stationery and office expenses	3,577	23,436
Professional fees	18,675	52,883
Telecommunications	11,409	19,654
Transfer agent fees	12,324	12,994
Regulatory authorities	5,231	16,419
Property investigations		47,207
Interest and penalties	6,317	5,434
Depreciation of fixed assets	1,731	1,712
Exchange loss		2,598
	193,788	343,464
Dropped mining properties	147,900	
Write-off of prepaid royalties	50,000	
Write-off of deferred exploration and development expenses	691,209	10,876
	1,082,897	354,340
Net loss	(1,066,343)	(350,829)
Deficit, beginning of period	(6,686,951)	(6,336,122)
Deficit, end of period	(7,753,294)	(6,686,951)
Basic loss per share	(0.05)	(0.02)

The accompanying notes are an integral part of the financial statements.

* Unless indicated funds are in Canadian Dollars

Deferred exploration and development expenses
Years ended December 31, 2001 and 2000

	2001	2000
	$	$
Balance, beginning of year	3,446,999	3,133,746
Additions		
Drilling	317,698	151,147
Consultants	55,799	242,450
Geophysical surveys	3,375	5,938
Geological surveys	141,379	139,628
Analysis	114,732	133,231
Travelling and promotion	17,251	24,436
Management fees and expenses	42,411	16,730
Equipment rental	57,681	23,541
Reports and maps	66,219	33,888
Line cutting		7,700
Trenching and stripping		3,241
Renewal of licenses and permits	33,786	53,480
General field expenses	59,206	35,598
	909,537	871,008
	4,356,536	4,004,754
Deductions		
Property option	40,000	
Disposal of a property		100,000
Partners' contributions	616,320	446,879
Expenses written off	691,209	10,876
	1,347,529	557,755
Balance, end of year	3,009,007	3,446,999

The accompanying notes are an integral part of the financial statements.

Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
	$	$
OPERATING ACTIVITIES		
Net loss	(1,066,343)	(350,829)
Non-cash items		
Depreciation of fixed assets	1,731	1,712
Dropped mining properties	147,900	
Write-off of prepaid royalties	50,000	
Write-off of deferred exploration and development expenses	691,209	10,876
Changes in non-cash working capital items	231,143	131,948
Cash from operating activities	55,640	(206,293)
INVESTING ACTIVITIES		
Fixed assets		(2,847)
Mining properties	(53,200)	
Deferred exploration and development expenses	(909,537)	(424,129)
Partner's contribution	616,320	
Property option and disposal of property		100,000
Cash from investing activities	(346,417)	(326,976)
FINANCING ACTIVITIES		
Issue of shares	210,000	970,143
Share issue expenses	(8,805)	(11,500)
Cash from financing activities	201,195	958,643
Net increase (decrease) in cash and cash equivalents	(89,582)	425,374
Cash and cash equivalents, beginning of year	596,475	171,101
Cash and cash equivalents, end of year	506,893	596,475

The accompanying notes are an integral part of the financial statements.

* Unless indicated funds are in Canadian Dollars

Balance Sheets
December 31, 2001 and 2000

	2001	2000
	$	$
ASSETS		
Current assets		
Cash and cash equivalents (Note 3)	506,893	596,475
Taxes receivable	19,185	27,206
Prepaid expenses	41,255	1,901
	567,333	625,582
Listed shares (market value $100,000)	40,000	
Fixed assets	3,908	5,639
Mining properties, at cost (Note 4)	1,071,766	1,115,966
Deferred exploration and development expenses, at cost (Note 4)	3,009,007	3,446,999
Prepaid royalties		50,000
	4,692,014	5,244,186
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	438,963	176,487
Due to a director, without interest	27,495	27,495
	466,458	203,982
SHAREHOLDERS' EQUITY		
Capital stock (Note 5)	11,927,050	11,686,155
Contributed surplus (Note 5)	51,800	41,000
Deficit	(7,753,294)	(6,686,951)
	4,225,556	5,040,204
	4,692,014	5,244,186

The accompanying notes are an integral part of the financial statements.



(Ronald Little), President and Director



(Robert Mason), Director

1 —GOVERNING STATUTES AND NATURE OF OPERATIONS

The Corporation, incorporated under the Canada Business Corporations Act, is a mining exploration enterprise.

2 — ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and temporary investments maturing in less than three months from the acquisition date.

Deferred exploration and development expenses

Exploration and development expenses relating to a non-producing property are deferred until the mining property is brought into production or abandoned. Upon abandonment, these costs are written off.

The recoverability of the amounts shown as mining properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

Stock – based compensations plans

The Corporation has three stock-based compensation plans, which are described in Note 5. No compensation expense is recognized for these plans when stock or stock options are issued. Any considerations paid on an exercise of stock option is credited to capital stock.

Income taxes

The Corporation uses the tax liability for income taxes. Under this method, future tax assets and liabilities are determined according to differences between their respective carrying amounts and tax bases. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

3 — CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is $210,000 ($280,000 in 2000) restricted in use for exploration expenses.

* Unless indicated funds are in Canadian Dollars

4 — MINING ASSETS

	2001		2000	
	Acquisition cost	Deferred exploration and development expenses	Acquisition cost	Deferred exploration and development expenses
	$	$	$	$
Mining properties				
AFRICA				
Intiédougou (a)	650,644	2,042,660	650,644	1,838,392
Kerboulé (b)	297,694	1,038,797	297,694	1,015,036
Bondigui (c)	43,478	230,807	43,478	153,520
Kantela (d)	35,000	171,762		
Sébédougou (e)	8,750	304,114	8,750	245,855
Seguenaga (f)	18,000	9,675		
Tomena (g)				82,161
Other property				9,969
	1,053,566	3,797,815	1,000,566	3,344,933
Partners' contributions (h)		(1,063,199)		(446,879)
	1,053,566	2,734,616	1,000,566	2,898,054
CANADA				
La Grande-East (i)		239,802		239,431
Midlothian (j)			115,400	245,446
Bourlamaque (k)				64,068
Wemindji (l)	18,200	20,157		
WR (m)		54,432		
	18,200	314,391	115,400	548,945
Option payment		(40,000)		
	18,200	274,391	115,400	548,945
	1,071,766	3,009,007	1,115,966	3,446,999

4 — MINING ASSETS (continued)

a) **Intiédougou, Burkina Faso**

The Corporation holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b) **Kerboulé, Burkina Faso**

The Corporation acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% NSR where (3/4) can be repurchased by the Corporation for US $1.5 million.

c) **Bondigui, Burkina Faso**

On May 6, 1998, the Corporation obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totalling US $1.2 million during the following four years. In 2001, Orezone was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US $200,000 until June 2002.

d) **Kantela, Mali**

On January 17, 2001, the property was optioned to the Corporation. The Corporation can earn a 51% interest in the property by spending US $500,000 and making cash payments of CDN $65,000 over a 3 year period. The Corporation has spent CDN $170,000 to date. The Corporation can acquire 100% of the permit less a 3% NSR by incurring an additional US $1million in expenditures and cash payments totalling CDN $100,000 over 2 years and a final cash payment of CDN $65,000. The Corporation can buy back 2% of the NSR for US $1 million.

e) **Sébédougou, Burkina Faso**

The Corporation has earned a 20% interest in the permit from Coronation International Mining Corporation. The Corporation will have to renegotiate a new joint venture should it wish to earn or acquire a greater interest in the permit.

f) **Seguenega, Burkina Faso**

The Corporation has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty. If the Corporation does not spend CDN $150,000 in the first year, Repadre may request the property be returned.

g) **Tomena, Burkina Faso**

The Corporation held a 100% interest in a permit covering 250 square kilometers. The property was dropped in 2001.

h) **Partners' contributions**

1) On October 11, 2000, the Corporation granted an option to Delta Gold Limited to acquire a 50% interest in both the Intiédougou and Tomena permits in consideration for US $2.5 million in exploration expenditures over four years. Delta spent over CDN $760,000 on the permits and dropped its option in July 2001.
2) During the year, the Corporation received CDN $300,000 from Teck Corp as a contribution on the Kantela property.

All permits/properties in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in

* Unless indicated funds are in Canadian Dollars

4 — MINING ASSETS (continued)

favour of the Republic. These terms may be further negotiated, depending on project specific economics, at the time of application for a mining convention

i) **La Grande-East, Québec**

The Corporation holds a 100% interest in the La Grande-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000.

The Corporation hold a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometers in the La Grande area.

j) **Midlothian, Ontario**

The Corporation dropped its interest in this property in 2001.

k) **Bourlamaque, Québec**

The Corporation dropped its interest in this property in 2001.

l) **Wemindji, Québec**

The Corporation owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary.

m) **WR, Ontario (Previously FC Property)**

The WR property consists of 42 claims blocks totalling 555 units for 89 square kilometers located in the Procupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Corporation having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by February 15th, 2003. Depending on the results, the Corporation may have to make additional cash payments and issuance of shares. The Corporation has spent over CDN $54,000 to date on the WR project. Orezone is the operator. BHP Biliton Diamonds Inc. has agreed to spend up to $20,000 in work to confirm recent results in consideration for a 60 day first right of refusal to option the property.

n) **Red Hill, British Columbia**

The Corporation has an option to earn a 50% interest from Tech Corp in the Red Hill group of claims by spending $300,000 by 26th of February, 2002 and issuing 250,000 shares of the Corporation. Teck Corp granted a $300,000 loan to the Corporation to be spent on the Kantela property in consideration for a 90 day first right of refusal on the property. As of December 31, 2001, both parties have agreed to reduce the $300,000 amount in both agreements to $265,000. Teck Corp holds a first right of refusal in the Kantela property for an additional expenditure of $35,000. As of December 31, 2001, the Corporation dropped its interest in Red Hill and therefore the loan has terminated and the amount received was carried to partners' contribution for the Kantela property and the related $274,474 deferred exploration expenses were charged to earning.

5 — CAPITAL STOCK

Authorized

An unlimited number of Class «A» shares without par value

a) Issued and fully paid

	2001		2000	
	Number	$	Number	$
Balance, beginning of year	21,568,643	12,241,136	11,180,636	11,274,494
Return to treasury (1)	(90,000)	(10,800)	(2,876)	(3,500)
Issued in counterpart of :				
Mining properties	450,000	50,500		
Private investments			2,500,000	550,000
Private flow-through investments	1,750,000	210,000	1,833,333	400,000
Exercise of options			57,550	20,142
Balance, end of year	23,678,643	12,490,836	21,568,643	12,241,136
Share issue expenses		(563,786)		(554,981)
		11,927,050		11,686,155

(1) During the year ending December 31, 2001, 90,000 Class «A» shares (2,876 shares in 2000) were returned to treasury and cancelled by the Corporation. The assigned value of $10,800 ($3,500 in 2000) of those shares was carried to contributed surplus.

b) Escrowed Shares

537,000 shares were escrowed as of December 31, 2000 and released from escrowed during the year. Of these, 90,000 shares were cancelled and returned to treasury.

c) Fixed Stock Option Plans

The Corporation has three stock options plans. Under those plans, the Corporation may grant options to its directors, officers and employees as well as persons providing ongoing services to the Corporation for up to 3,600,000 shares of its capital. Also, under those plans, the total number of shares set aside under each plan on behalf of one person may at no time represent more than 5% of the Corporation's issued and outstanding shares. As of December 31, 2001, there are 800,000 options approved by shareholders but not issued.

A summary of the status of the Corporation's three plans as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below :

During 2000 and 2001, the Corporation did not grant any options.

* Unless indicated funds are in Canadian Dollars

5 — CAPITAL STOCK (continued)

On December 31, 2001, the following options are outstanding :

Number	Exercise Price	Maturity
300,000	$0.30	February 17, 2002
175,000	$0.30	May 12, 2002
290,000	$0.30	December 15, 2007
395,000	$0.30	March 9, 2008
50,000	$0.30	May 1, 2008
630,000	$0.50	January 11, 2009
371,450	$0.35	September 22, 2009

d) Share purchase warrants

The Corporation has issued 2,175,000 warrants giving the right to subscribe for one (1) class «A» share as follows :

Number	Purchase Price	Maturity
500,000	$0.30	April 28, 2002
500,000	$0.30	July 16, 2002
1,000,000	$0.30	November 6, 2002
175,000	$0.20	December 20, 2003

6 — RELATED PARTY TRANSACTIONS

The principal transactions concluded with directors or a corporation partially owned by a director are as follows:

	2001	2000
	$	$
Deferred exploration expenses	**194,430**	311,670
Administrative expenses	**68,900**	59,660

These transactions were concluded in the normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties.

As at December 31, 2001, accounts payable and accrued liabilities include an amount of $248,959 ($173,632 in 2000) due to a corporation partially owned by a director.

7 — INCOME TAXES

The tax benefit resulting from business losses is not recorded in the financial statements. These losses, which are available to reduce income taxes in future years, aggregate $1,466,365 and are detailed as follows:

Amount of the loss carry-forwards for tax purposes expiring within the following years:

	$
2002	515,121
2003	1,850
2004	16,425
2005	20,017
2006	261,581
2007	407,890
2008	243,481
	1,466,365

The Corporation also has mining tax deduction items for an amount of approximately $4,900,000 available to reduce future income taxes over an indefinite period.

During the year, the Corporation renounced $300,000 ($400,000 in 2000) of flow-through expenditures in favour of subscribers. The Corporation used mining tax benefits not recorded previously to reduce the future income tax liability caused by this renouncement.

8 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and equivalents and accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

9 – SUBSEQUENT EVENTS

a) On January 15, 2002, the Corporation granted to directors, employees and advisors 500,000 options for a period of 10 years expiring January 15, 2012 and exercisable at a price of $ 0.20 per share as per approval of the regulatory agencies.

b) On February 21, 2002, the Corporation signed an option agreement with Monster Copper Resources Inc. in which the Corporation agrees to fund $ 1,200,000 in exploration expenditures prior to March 31, 2006 in consideration to earn a 50 % interest in a property located in the Yukon Territory.

c) On March 5, 2002 the Corporation and Coronation International Mining Corporation (traded on Ofex in London) entered into a letter of intent with respect to a proposed business combination that would result in Orezone acquiring all of the outstanding ordinary shares of Coronation. A definitive business combination agreement has not yet been concluded, but it is currently anticipated that the transaction

* Unless indicated funds are in Canadian Dollars

9 – SUBSEQUENT EVENTS (continued)

will be structured as a merger under the laws of the British Virgin Islands involving Coronation, Orezone and a wholly-owned subsidiary of Orezone.

As a result of the transaction, Orezone will issue approximately 34,114,525 Class «A» shares, and reserve for issuance upon exercise of convertible securities 4,118,870 additional Class «A» shares.

Coronation holds title to the 1.5 moz Essakan gold project and is well established in Burkina Faso. Coronation also has an ongoing joint venture in Togo with Anglo American wherein Ambase Exploration (Togo) Limited, a wholly owned subsidiary, currently manages the exploration.

Orezone currently intends to issue, by way of private placement, a maximum of 12.5 million Class«A» shares for $ 2.5 million cash consideration to arm's length purchasers. The completion of this private placement is conditional upon the closing of the transaction.

Upon completion of the foregoing the outstanding share capital of Orezone will be approximately 70.3 million Class «A» shares.

Notes

CORPORATE INFORMATION

Board of Directors and Officers

Ron Little, *Director, President, CEO*
Bob Mason, *Director, Exec V.P.*
Michael Halvorson, *Director* *
John Paterson, *Director* *

Jeffrey Ackert, *V.P. Exploration*

* members of audit committee

Advisory Committee

Robert McEwen, *Financial*
Don Worth, *Finance, Mining Engineer*
Herb Helmstaedt, *Geologist*
Raymond Davies, *Geologist*
Kevin Bullock, *Mining Engineer*
Ian Chisholm, Geologist
Pierre Lalande, *Geologist*
Ed Neczkar, *Engineering Geologist*
Bill Cavalluzzo, *Investor Relations*
Robert Whittall, *Financial Advisor*

Legal Counsel

Lavery de Billy
1 Place Ville Marie
Suite 4000
Montreal, Quebec
H3B 4M4

Auditors

Raymond Chabot Grant Thornton
888, 3rd Avenue
Val d'Or, Quebec
J9P 5E6

Corporate Office

174 Cobourg Street
Suite 201
Ottawa, Ontario
K1N 8H5
Telephone: (613) 241-3699
fax: (613) 241-6005
email: info@orezone.com
website: www.orezone.com

Transfer Agent

Computershare Trust Company of Canada
Corporate Trust Services
1500 University Street, 7th floor,
Montreal, Quebec
H3A 3S8

Trading Information

Toronto Stock Exchange, symbol ORZ

Issued and Outstanding

23,678,643 Class A Shares

Orezone Resources Inc.

Toronto Stock Exchange, symbol ORZ

174 Cobourg Street
Suite 201
Ottawa, Ontario
K1N 8H5

Telephone:	(613) 241-3699
Fax:	(613) 241-6005
email:	info@orezone.com
website:	www.orezone.com

OREZONE RESOURCES INC.